SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               Amendment No. 3 /*/


                          New Generation Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    64446R108
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                                 (CUSIP Number)


                                   Jacques Mot
                        c/o New Generation Holdings, Inc.
                                  245 Park Ave
                               New York, NY 10167
                                 (212) 792-4030
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jacques Mot
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) |_|
                    (b) |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

            PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland Nationality
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                         7    SOLE VOTING POWER
     NUMBER OF
                              950,682,076
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                950,682,076
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

            950,682,076
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            95.0%
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14   TYPE OF REPORTING PERSON*

            IN
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

ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park Avenue, New York, NY 10167.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended by inserting the following to the end thereof:

      Pursuant to a Debt Exchange Agreement dated December 31, 2007 between Mr. Mot and the Issuer, Mr. Mot was issued 91,081 shares of the Issuer's Series B Preferred Stock (the "Series B Preferred Stock") in exchange for the extinguishment of an aggregate of $207,429 of indebtedness of the Issuer owed to Mr. Mot which amount represented all outstanding cash advances previously made to the Issuer by Mr. Mot through December 31, 2007. The Debt Exchange Agreement is subject to ratification by the stockholders of the Issuer at the next annual stockholders meeting.

      Upon stockholder approval and completion of a contemplated 1-for-10 reverse stock split of the Issuer's Common Stock, each share of Series B Preferred Stock will automatically convert into 1,000 shares of the Issuer's post-reverse split Common Stock, for an aggregate of 91,081,000 shares of post-reverse split Common Stock. After giving effect to the contemplated reverse stock split and automatic conversion, Mr. Mot will own approximately 95% of the then outstanding shares of Common Stock of the Issuer.

      The funds used to make the advances to the Issuer which were then exchanged for the Series B Preferred Stock by Mr. Mot were personal funds of Mr. Mot.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and restated in its entirety to read as follows:

      Mr. Mot acquired the Series B Preferred Stock in exchange for the extinguishment of an aggregate of $207,429 of indebtedness of the Issuer owed to Mr. Mot.

         As the Issuer is currently a shell company without any operating business or assets, Mr. Mot intends to explore potential alternatives to maximize shareholder value including undertaking an extraordinary corporate transaction such as a merger, reorganization or sale of the Issuer. As the beneficial owner of approximately 95% of the then outstanding shares of Common Stock of the Issuer, Mr. Mot would be the principal beneficiary of such a transaction. Other than the foregoing, Mr. Mot does not have any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(ix) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 950,682,076 shares of Common Stock including (i) 38,772,076 shares of Common Stock owned of record,
(ii) immediately exercisable options to purchase 1,100,000 shares of Common Stock at a purchase price of $1.18 per share, and (iii) 91,081 shares of Series B Preferred Stock of the Issuer currently convertible into 910,810,000 shares of Common Stock (though conversion is currently limited by the lack of a sufficient number of authorized shares of common stock which would be required to be issued on conversion). Accordingly, under the beneficial ownership rules, Mr. Mot's shares represent approximately 95.0% of the Issuer's Common Stock, after giving effect to the potential conversion of the Series B Preferred Stock. The Series B Preferred Stock will automatically convert into 91,081,000 shares of post-reverse split Common Stock of the Issuer upon stockholder approval and completion of a contemplated 1-for-10 reverse stock split of the Issuer's Common Stock.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

      (d) No person, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: January 3, 2008

                                         /s/ Jacques Mot
                                         ----------------------
                                         Jacques Mot